                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               ICU Medical, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                 44930 G 10 7
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                                (CUSIP Number)


Stephen E. Newton, Esq., 601 S. Figueroa St., 40th Floor, Los Angeles, CA 90017
                                (213) 689-0200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 24, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 8 Pages)

_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 44930 G 10 7                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      George A. Lopez, M.D. Second Family Limited Partnership (the
      "Partnership")
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The Partnership is a Nevada limited partnership.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            791,742

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             791,742

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  44930 G 10 7                                   PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      George A. Lopez, M.D.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          791,742
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          791,742
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,882,397

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP No.  44930 G 10 7                                    PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Diana K. Lopez, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            262,006

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          791,742
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             262,006

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          791,742
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,053,748

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer:


         (a)  Title of Class of Equity Securities:

              Common Stock, $0.10 par value (the "Common Stock")

         (b)  Name of Issuer:

              ICU Medical, Inc.

         (c)  Address of Issuer's Principal Executive Office:

              951 Calle Amanecer
              San Clemente, California 92673

Item 2.  Identity and Background:

         The Reporting Persons are filing this statement on Schedule 13D in connection with the acquisition of 791,742 shares (the "Shares") of the Common Stock of the Issuer, as described in Item 4.

         (a)  The Reporting Persons are:

              George A. Lopez, M.D. Second Family Limited Partnership (the "Partnership");

              George A. Lopez, M.D.; and

              Diana K. Lopez, M.D.

              George A. Lopez and Diana K. Lopez are the general partners (the "General Partners") of the Partnership. They own, in the aggregate, a one percent general partnership interest in the Partnership and share power to vote and power to dispose of the Shares and may, therefore, be deemed to have beneficial ownership of the Shares. Except to the extent of their undivided one percent general partnership interest in the assets of the Partnership, the General Partners disclaim beneficial ownership of the Shares.

         (b) The business address of the Partnership and of the General Partners is:

              951 Calle Amanecer
              San Clemente, California 92673951

         (c) The principal business of the Partnership is investments, the principal occupation of George A. Lopez is Chairman of the Board, President and Chief Executive Officer of the issuer and the the principal occupation of Diana K. Lopez is physician.

         (d) None of the persons listed in Item 2(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the persons listed in Item 2(a) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Partnership is organized under the laws of the state of Nevada. The General Partners are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration:

         Reference is made to Item 4 for a description of the transaction in which the Partnership acquired the Shares. The consideration for the Shares transferred to the Partnership was a 99% limited partnership interest in the Partnership.

Item 4.  Purpose of Transaction:

         On February 24, 1999, Jesus Mejia, Trustee of the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust (together, the "Trusts") transferred the 791,742 Shares owned by the Trusts to the Partnership in exchange for a 99% limited partnership interest in the Partnership. The General Partners of the Family Partnership are the parents of the beneficiaries of the Trusts. The General Partners together own a one-percent interest in the Family Partnership. George A. Lopez is the founder, Chairman of the Board, President and Chief Executive Officer of the Issuer. The purpose of the transaction is to relieve the Trustee of the responsibility of making voting and disposition decisions with respect to a block of stock of sufficient size to affect the policies and direction of the Issuer and vest such responsibility in the parents of the beneficiaries of the Trusts.

Item 5.  Interest in Securities of the Issuer:

         (a) The Partnership is the direct beneficial owner of 791,742 shares of Common Stock of the Issuer, constituting 9.2% of the issued and outstanding Common Stock as of March 2, 1999 (the "Outstanding Shares").

              George A. Lopez may be deemed to be the beneficial owner of 1,882,397 shares of Common Stock of the Issuer, constituting 20.0% of the Outstanding Shares. The 1,882,397 shares includes: (i) by virtue of the relationships described in Item 2, the Shares owned directly by the Partnership, as to which he disclaims any beneficial ownership, except to the extent of his undivided one-half percent general partnership interest in the assets of the Partnership; and (ii) currently exercisable options to purchase 1,090,655 shares. The percentage of shares as to which he may be deemed to be the beneficial owner is based on the number of Outstanding Shares plus the number of shares subject to his currently exercisable options.

              Diana K. Lopez may be deemed to be the beneficial owner of 1,053,748 shares of Common Stock of the Issuer, constituting 11.2% of the Outstanding Shares. The 1,053,748 shares includes: (i) 12,006 shares directly owned by her; (ii) 250,000 shares held by her as Trustee of the Lopez CRT #1 for the benefit of Diana K. Lopez and George A. Lopez; and (iii) by virtue of the relationships described in Item 2, the Shares owned directly by the Partnership, as to which she disclaims any beneficial ownership, except to the extent of her undivided one-half percent general partnership interest in the assets of the Partnership.

         (b) The number of shares of Common Stock as to which each of the persons named in paragraph (a) has sole or shared power to vote or direct the vote or sole or shared power to dispose or direct the disposition is as follows:

                                             Power to Vote or         Power to Dispose or
                                              Direct the Vote       Direct the Disposition
                                       ----------------------------------------------------
                                             Sole        Shared        Sole        Shared
                                       ----------------------------------------------------
                The Partnership              791,742         0         791,742         0
                George A. Lopez                 0         791,742         0         791,742
                Diana K. Lopez               262,006      791,742      262,006      791,742

         (c) As described in Item 4, the Partnership acquired the Shares from the Trustee on February 24, 1999 in exchange for a 99% limited partnership interest in the Partnership issued by the Partnership to the Trusts. None of the persons named in paragraph (a) has engaged in any other transactions in the Common Sock during the past 60 days.

         (d)  N/A.

         (e)  N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

Item 7.  Material to be Filed as Exhibits:

         Exhibit (a)  Joint Filing Agreement

Signature

  After reasonable inquiry as to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 4, 1999                             George  A. Lopez, M.D. Second
                                                  Family Limited Partnership


                                                  By /s/ George A. Lopez, M.D.
                                                    --------------------------
                                                    George A. Lopez, M.D.
                                                       General Partner


                                                    /s/ George A. Lopez, M.D.
                                                    --------------------------
                                                    George A. Lopez, M.D.


                                                    /s/ Diana K. Lopez, M.D.
                                                    --------------------------
                                                    Diana K. Lopez, M.D.